Joseph M. Rigby	701 Ninth Street, NW
Chairman of the Board	Washington, DC 20068
President
Chief Executive Officer	202-872-2219
202-331-6485 Fax

joe.rigby@pepcoholdings.com

October 14, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	William H. Thompson

Re: Pepco Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Definitive Proxy Statement on Schedule 14A

Filed March 25, 2014

File No. 1-31403

Dear Mr. Thompson:

This letter is submitted by Pepco Holdings, Inc. (“PHI” or the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2014, relating to the above-referenced Form 10-K (the “2013 Form 10-K”) and Definitive Proxy Statement filed by PHI pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For convenience of reference, the Staff’s comments in its September 15 letter are restated below in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Mitigation of Regulatory Lag, page 49

1.	Please clarify both the impact and consequences of the “significant” regulatory lag experienced by your utility subsidiaries, including, if applicable, quantification of the impact of such lag on your business and revenue. Please also explain the “alternative ratemaking mechanisms” your utility subsidiaries are currently pursuing, as well as clearly disclose the current impact on your business and revenue of any actions by your utility subsidiaries to minimize regulatory lag.

Company Response:

The impact and consequences of the significant regulatory lag experienced by PHI’s Power Delivery operating segment and each of PHI’s utility subsidiaries (each, a “Utility,” and collectively, the “Utilities”) is demonstrated through a comparison of earned versus authorized rates of return on equity (“ROE”) for the most recent historical periods. Generally, when investments in property, plant and equipment (the main components of rate base) and the actual operating costs of the Utilities exceed the amounts on which their approved rates are based and customer growth is minimal, the Utilities will not be able to earn their authorized ROEs. Each of the Utilities has been investing heavily in reliability enhancement initiatives to, in significant part, maintain compliance with applicable minimum reliability standards, and rate increases approved by the regulatory commissions have not been keeping pace with these increases in rate base. While there are other reasons why the earned ROEs can fall short of the authorized ROEs, such as the incurrence of “below the line” charges that are not considered part of the Utilities’ operating costs or unexpected increases in borrowing costs, the primary cause of the shortfall is the regulatory lag described above.

The Company respectfully submits that a reader of PHI’s financial statements could calculate a simplified overall earned ROE for the Power Delivery operating segment and for each Utility using the information presented in the Utility financial statements in the 2013 Form 10-K. These overall earned ROEs could then be compared to the authorized ROEs for each Utility’s regulatory jurisdictions (as determined in the most recently concluded electric distribution and natural gas distribution base rate case proceedings and as approved by the Federal Energy Regulatory Commission (“FERC”) for transmission services under the Company’s FERC formula rate), which are disclosed in the Company’s MD&A and consolidated financial statements in the 2013 Form 10-K. The following table provides an example of how this determination could be made, for the Power Delivery operating segment and for each Utility, based upon information included in the 2013 Form 10-K, as well as a quantification of the impact of regulatory lag on the Company’s and each Utility’s revenue:

	2013	2012
	(millions of dollars)
Power Delivery
Net income	$289	$235
Equity at beginning of year	$3,430	$3,156
Equity at end of year	$3,833	$3,430
Simple average equity (1)	$3,632	$3,293
Return on Equity (ROE) (2)	7.96%	7.14%
Increase in revenues required to achieve a 25 basis point increase in ROE (3)	$15	$14

Authorized ROEs by Jurisdiction at year end:
Pepco Maryland Distribution	9.36%	9.31%
Pepco District of Columbia Distribution	9.50%	9.50%
DPL Delaware Distribution	9.75%	9.75%
DPL Maryland Distribution	9.81%	9.81%
New Jersey Distribution	9.75%	9.75%
Transmission (all Utilities)	11.30%	11.30%

Potomac Electric Power Company ("Pepco")
Net income	$150	$126
Equity at beginning of year	$1,643	$1,502
Equity at end of year	$1,922	$1,643
Simple average equity (1)	$1,783	$1,573
Return on Equity (ROE) (2)	8.41%	8.01%
Increase in revenues required to achieve a 25 basis point increase in ROE (3)	$7	$7

Authorized ROEs by Jurisdiction at year end:
Maryland Distribution	9.36%	9.31%
District of Columbia Distribution	9.50%	9.50%
Transmission	11.30%	11.30%

(1)	Calculated by adding together equity at the beginning and end of the year and dividing the sum by two.
(2)	Calculated by dividing net income by simple average equity.
(3)	Calculated by multiplying simple average equity by .0025 and grossing up for income taxes (assuming a 40% combined income tax rate).

	2013	2012
	(millions of dollars)
Delmarva Power & Light Company ("DPL")
Net income	$89	$73
Equity at beginning of year	$985	$852
Equity at end of year	$1,044	$985
Simple average equity (1)	$1,015	$919
Return on Equity (ROE) (2)	8.77%	7.94%
Increase in revenues required to achieve a 25 basis point increase in ROE (3)	$4	$4

Authorized ROEs by Jurisdiction at year end:
Delaware Distribution	9.75%	9.75%
Maryland Distribution	9.81%	9.81%
Transmission	11.30%	11.30%

Atlantic City Electric Company ("ACE")
Net income	$50	$35
Equity at beginning of year	$802	$802
Equity at end of year	$867	$802
Simple average equity (1)	$835	$802
Return on Equity (ROE) (2)	5.99%	4.36%
Increase in revenues required to achieve a 25 basis point increase in ROE (3)	$3	$3

Authorized ROEs by Jurisdiction at year end:
New Jersey Distribution	9.75%	9.75%
Transmission	11.30%	11.30%

(1)	Calculated by adding together equity at the beginning and end of the year and dividing the sum by two.
(2)	Calculated by dividing net income by simple average equity.
(3)	Calculated by multiplying simple average equity by .0025 and grossing up for income taxes (assuming a 40% combined income tax rate).

With respect to the Staff’s comment regarding alternative ratemaking mechanisms, on page 49 of the 2013 Form 10-K, PHI included a discussion regarding the mechanisms the Utilities have requested regulatory approval to employ to reduce regulatory lag. This disclosure states that such alternative mechanisms may include “adjusting historic test periods in distribution rate cases to recognize plant additions which are already being used to provide service to customers when new rates go in effect, grid resiliency charges to allow contemporaneous recovery of costs for infrastructure related to system reliability, and multi-year rate plans.” All of these mechanisms have been proposed in various recent distribution base rate cases filed with public service commissions, but the public service commissions have not agreed to authorize all of these mechanisms. In addition, in Note (7), “Regulatory Matters,” in the footnotes to PHI’s consolidated financial statements, PHI summarized the results of each distribution base rate case for which a Utility received a final order in 2013 and 2012, including the annual revenue increase requested, the actual increase in annual revenue granted and a general discussion of approval or disallowance of any alternative ratemaking mechanisms requested. PHI respectfully submits to the Staff that these disclosures, particularly the approved annual rate increases, provide a reader of PHI’s consolidated financial statements with the impacts of the distribution base rate cases on PHI’s business and revenue, which, in and of themselves, are reflective of the Utilities’ efforts to minimize regulatory lag.

In addition, PHI’s disclosures in the 2013 Form 10-K related to earnings and operating revenue for each Utility provide information regarding the effects of these approved annual rate increases. Examples of these disclosures for PHI are provided below.

Earnings Overview (page 53)

An increase of $64 million from electric distribution base rate increases (Pepco in the District of Columbia and Maryland, DPL in Maryland and Delaware and ACE in New Jersey).

Operating Revenue (page 56)

An increase of $107 million due to distribution rate increases (Pepco in the District of Columbia effective October 2012, and in Maryland effective July 2013 and July 2012; DPL in Maryland effective July 2012 and September 2013, and in Delaware effective October 2013 and July 2012; ACE effective November 2012 and July 2013).

Item 8. Financial Statements and Supplementary Data, page 132

Notes to Consolidated Financial Statements, page 142

(2) Significant Accounting Policies, page 144

Reclassifications and Adjustments, page 152

2.	We note your disclosure that during the past three years you and your subsidiaries have recorded adjustments during the fiscal year period to correct prior period errors. Further we note the errors corrected in 2013 related to additional analysis or re-evaluation of your accounting for related to certain income tax items. Please address the following related to all prior period errors corrected during the periods presented:

•	As it relates to your 2013 corrections, tell us what prompted the re-evaluation of the accounting or additional analysis that resulted in the identification of the error.

•	Tell us how the errors were identified. If they were identified through your processes or internal controls, explain why they were not identified in earlier periods. For example, the PCI deferred income tax liability error was discovered during 2013, but the error relates to a period before fiscal year ended December 31, 2009 and you have not disclosed material changes in your internal controls over financial reporting in the last three years.

•	Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

•	Tell us if you made changes or improvements in your internal controls over financial reporting due to any of the errors disclosed.

Company Response:

In accordance with SAB 99/108, PHI management contemporaneously evaluated and documented each of the errors disclosed in the 2013 Form 10-K, individually and in the aggregate, and concluded that none of the errors were material to PHI's consolidated financial statements. PHI management also contemporaneously evaluated and documented the severity of the deficiencies in internal control over financial reporting related to these errors, individually and in the aggregate, and concluded that none were the result of a material weakness. However, PHI management contemporaneously concluded and documented that six of the seven errors were the result of significant deficiencies in internal controls, and one was the result of a deficiency in internal controls. The responses below provide additional details on how the errors were identified and PHI management's conclusions resulting from the evaluation of the errors.

•	As it relates to your 2013 corrections, tell us what prompted the re-evaluation of the accounting or additional analysis that resulted in the identification of the error.

PCI Deferred Income Tax Liability Adjustment

In the second quarter of 2013, the Company revised its prior period financial statements to record a deferred tax liability of $32 million that was not reflected in the books and records of Potomac Capital Investment Corporation (“PCI”), a wholly-owned subsidiary of PHI, since 1999.

PCI, through various subsidiaries, historically entered into certain transactions involving investments in cross-border energy leases, aircraft and aircraft equipment, railcars and other assets. In the first quarter of 2013, as a result of a court decision in favor of the Internal Revenue Service involving another taxpayer’s cross-border lease transaction, PCI recorded non-cash charges of $323 million associated with its cross-border energy lease investments reflecting a conclusion that its tax position with respect to the benefits associated with the cross-border energy leases no longer met the “more-likely-than-not” standard of recognition for accounting purposes. Also during the first quarter of 2013, and in light of the change in assessment of PCI’s tax position on the cross-border energy lease investments and PHI’s decision in March 2013 to begin to pursue the early termination of its remaining cross-border energy lease investments without the intent to reinvest the disposition proceeds in income-producing assets, PCI evaluated the likelihood that it would be able to realize $101 million of deferred tax assets associated with other PCI investment transactions. Based on this evaluation, PCI established valuation allowances against these deferred tax assets totaling $101 million in the first quarter of 2013.

In view of (i) the change in PCI’s tax position in the first quarter of 2013 with respect to the tax benefits associated with the cross-border energy lease investments as described above, (ii) PHI’s resulting decision in March 2013 to begin to pursue the early termination of these cross-border energy lease investments, and (iii) a desire by PHI management to wind up the affairs of PCI and its subsidiaries and move toward a path of dissolution of some or all of the PCI entities, during the second quarter of 2013, PHI management concluded that it would be appropriate to re-evaluate all remaining tax attributes and the deferred tax asset and liability balances of PCI and its subsidiaries. In performing this analysis with the assistance of outside experts, PHI management identified during the second quarter a tax position that had been taken with respect to a partnership that PCI had formed in 1993 to facilitate the disposition of a portion of the aircraft portfolio formerly held by PCI. In 1999, PCI took the position that a temporary difference between the financial reporting basis and the tax basis of PCI’s investment in the partnership was not a taxable temporary difference and, therefore, reversed certain deferred tax liabilities that were originally recorded by PCI. The temporary difference was not considered taxable because the tax law at the time provided for a means by which the tax basis of the related assets could be recovered tax-free and PCI expected that it would ultimately pursue that tax strategy.

In re-evaluating the original tax strategy, PCI determined during the second quarter of 2013 that a change in tax law enacted on July 14, 1999 would not have allowed PCI to reverse deferred taxes associated with the temporary difference. PHI management’s conclusion was that the 1999 change in the tax law was not adequately evaluated at the time of its enactment and the ongoing support for reversing the originally recorded deferred tax liability was flawed, in that it relied on the original tax strategy. No other errors were identified as a result of the comprehensive re-evaluation described above.

Pepco Deferred Income Tax Liability Adjustment

In the fourth quarter of 2013, Pepco recorded certain adjustments to correct prior period errors related to deferred income taxes, which resulted in an increase in income tax expense of $4 million and an increase in deferred tax liabilities of $4 million for the year ended December 31, 2013.

Each year, Pepco performs reconciliations of its deferred tax balances, and each year, continues to move to a more robust process of identifying differences between the financial reporting and tax bases of its assets and liabilities. These adjustments, which represent less than 1% of Pepco’s deferred tax balances of $1.364 billion as of December 31, 2013, were identified during the normal and recurring operation of internal control over financial reporting during 2013 related to the reconciliation of deferred tax balances.

•	Tell us how the errors were identified. If they were identified through your processes or internal controls, explain why they were not identified in earlier periods. For example, the PCI deferred income tax liability error was discovered during 2013, but the error relates to a period before fiscal year ended December 31, 2009 and you have not disclosed material changes in your internal controls over financial reporting in the last three years.

Errors Discovered in 2013

With respect to the PCI adjustment to increase deferred tax liabilities by $32 million that resulted in a revision to PHI’s prior period financial statements, the error was identified in the re-evaluation process described above that began in the second quarter of 2013. The error was not identified in earlier periods because PCI’s deferred tax reconciliation controls and procedures relied upon the prior tax accounting conclusions with respect to the taxability of the temporary difference between the financial reporting basis and the tax basis of PCI’s investment in the partnership. The re-evaluation process, which involved the use of outside experts to assist in evaluating the legacy structured transactions of PCI, was viewed as a targeted review of tax attributes and related tax accounting conclusions for a limited number of PCI entities that had participated in structured transactions. No other errors were identified in the re-evaluation process. PHI management contemporaneously evaluated and documented this error and concluded that the error was the result of a significant deficiency, and it did not rise to the level of a material weakness because there were a limited number of PCI entities that had participated in structured transactions, PCI had not entered into any structured transactions since 2002, and the magnitude of the reasonably possible misstatement was not material.

With respect to the Pepco deferred income tax liability adjustment that resulted in a $4 million increase in tax expense in 2013, the errors were identified during the normal and recurring performance of internal controls related to the reconciliation of deferred tax balances. The execution of these internal controls was improved by PHI during 2013 to remediate a significant deficiency identified in 2012 related to this process. PHI management contemporaneously evaluated and documented this error and concluded that the error was not the result of a material weakness as the control operated at an appropriate level of precision to identify material misstatements.

Since each of the errors described above related to the accounting for income taxes, PHI management contemporaneously evaluated and documented that the two deficiencies, in aggregate, did not rise to the level of a material weakness, as the root causes of the two errors were unrelated.

Errors Discovered in 2012

With respect to the ACE adjustment recorded in 2012 to correct a $3 million understatement of deferred electric service costs, the error was identified during the normal and recurring performance of internal controls related to the accounting for default electricity supply service. In 2012, ACE implemented improvements in the execution of internal controls related to the accounting for default electricity supply service. These improvements were implemented at ACE and DPL during 2012 to remediate a significant deficiency identified in 2011 at DPL related to the accounting for default electricity supply service. The error, which was specific to the impact of affiliate revenues on the accounting for default electricity supply service, was contemporaneously evaluated and documented and PHI management concluded that the related deficiency was not considered a material weakness as the impact of affiliate revenues could not have been material to the accounting for default electricity supply service.

With respect to the DPL adjustment recorded in 2012 to correct a $1 million overstatement of unbilled revenue in its natural gas distribution business, the error was identified during the normal and recurring performance of unbilled revenue reconciliation controls and procedures. Controls designed to assess the reasonableness of unbilled revenue operate at an appropriate level of precision to identify material misstatements, and these controls identified the error when it exceeded PHI management’s de minimus thresholds. PHI management contemporaneously evaluated and documented this error and concluded that the related deficiency was not the result of a material weakness as controls were in place that would identify material errors in the calculation of unbilled revenue.

Errors Discovered in 2011

With respect to the DPL adjustment recorded in 2011 to correct an $11 million overstatement of other operation and maintenance expense, the error was identified during the normal and recurring performance of internal controls related to the accounting for default electricity supply service. During 2011, PHI management implemented improvements in the execution of internal controls related to the accounting for default electricity supply to remediate a significant deficiency identified related to the validation of allowed returns on the cost of working capital. PHI management contemporaneously evaluated and documented this error and concluded that the related deficiency was not considered a material weakness as the allowed returns on the cost of working capital could not have been material to the accounting for default electricity supply service.

With respect to the PHI adjustments recorded in 2011 to correct a $2 million understatement of income tax expense associated with interest on uncertain tax positions, the error was identified with the implementation of improvements in the execution of controls during 2011. The error was related to the impact of net operating losses in the District of Columbia on the calculation of interest on uncertain tax positions. PHI management contemporaneously evaluated and documented this error and concluded that the related deficiency was not considered a material weakness as the impact of these net operating losses could not have been material to the accounting for interest on uncertain tax positions.

With respect to the adjustment recorded in 2011 at Pepco Energy Services, Inc., a wholly-owned subsidiary of PHI (“PES”), to correct a $1 million overstatement of loss from discontinued operations associated with increases in the fair value of certain derivatives which had been erroneously recorded in other comprehensive income at December 31, 2010, the error was identified during the normal and recurring performance of internal controls. During 2011, PHI management implemented improvements in the execution of internal controls to remediate a significant deficiency identified in 2010 related to the accounting for derivatives at PES. PHI management contemporaneously evaluated and documented this error and concluded that the related deficiency was not considered a material weakness as the derivative transaction at PES giving rise to the adjustment could not have been material to the accounting for derivatives at PHI.

•	Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

Upon the discovery of each error, PHI management contemporaneously evaluated and documented the errors, individually and in the aggregate, and considered the pervasiveness of the errors to determine if deficiencies existed in PHI’s monitoring or risk assessment controls and procedures. PHI management concluded that no deficiencies existed in PHI’s monitoring or risk assessment controls and procedures and internal controls were operating at a level of precision which would identify material misstatements, as these errors were the result of transactional level control deficiencies and, with the exception of the PCI deferred tax error, were identified after implementation of improvements in the execution of transaction level internal controls. PHI management concluded that none of these errors were the result of deficiencies in PHI’s entity-level controls.

Further, none of the deficiencies were contemporaneously evaluated and documented to be a material weakness in internal control over financial reporting. Our conclusions with regard to the severity of each deficiency were communicated timely to senior executives of PHI and to the Audit Committee of the PHI Board of Directors.

•	Tell us if you made changes or improvements in your internal controls over financial reporting due to any of the errors disclosed.

PHI management contemporaneously evaluated and documented each error to determine the root cause of the error. As discussed above, most of the errors disclosed were identified by the normal and recurring performance of controls and improvements in the execution of internal controls management had previously implemented. Improvements made in the execution of internal controls were related to transactional level control issues, and none of these improvements, individually or collectively, were considered to represent a material change in PHI’s or any Utility’s internal control over financial reporting.

With respect to the unrecorded deferred tax liability, PHI management implemented a control during 2013 related to the ongoing monitoring of tax structured transactions and management’s accounting conclusions with respect to these transactions. The establishment of this control is not considered a material change in PHI’s internal control over financial reporting, as no such transactions have been entered into by PHI in recent years.

(12) Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings Per Share of Common Stock, page 193

Dividend Restrictions, page 196

3.	We note that you provide condensed financial information of Pepco Holdings, Inc. at Schedule I as prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing more detailed descriptions of the nature of any restrictions on the ability of consolidated subsidiaries and investments accounted for by the equity method to transfer funds to you in the form of cash dividends, loans or advances pursuant to Rule 4-08(e)(3)(i) of Regulation S-X; and (iii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X.

Company Response:

A response to each of the questions follows below each such question:

(i)	the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount;

The amount of restricted net assets of the Company’s consolidated subsidiaries as of December 31, 2013 is $2,387 million, or 55.3% of PHI’s consolidated net assets of $4,315 million. The Company had no investments accounted for by the equity method as of December 31, 2013. In computing this amount, PHI considered the dividend restrictions disclosed under the caption “Dividend Restrictions” in Note (12), “Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings Per Share of Common Stock,” to its consolidated financial statements included in the 2013 Form 10-K, which indicate that the ability of PHI’s direct and indirect subsidiaries to pay dividends is subject to limits imposed by: (i) state corporate laws, which impose limitations on the funds that can be used to pay dividends and, in the case of ACE, the regulatory requirement that it obtain prior approval of the New Jersey Board of Public Utilities before dividends can be paid if its equity as a percent of total capitalization, excluding securitization debt, falls below 30%; (ii) the prior rights of holders of mortgage bonds and other long-term debt issued by the subsidiaries, and any other restrictions imposed in connection with the incurrence of liabilities; and (iii) certain provisions of ACE's charter that impose restrictions on payment of common stock dividends for the benefit of preferred stockholders. With respect to the referenced restrictions imposed in connection with the incurrence of liabilities, PHI disclosed under the caption “Credit Facility” in Note (10), “Debt,” to its consolidated financial statements included in the 2013 Form 10-K that each borrower (PHI, Pepco, DPL and ACE) under the unsecured syndicated credit facility (the “credit facility”) must maintain a ratio of total indebtedness to total capitalization of 65% or less (computed in accordance with the terms of the credit agreement) and, under the caption “ACE Term Loan Agreement,” that ACE must maintain a ratio of total indebtedness to total capitalization of 65% or less (computed in accordance with the terms of the loan agreement). PHI determined that, as to dividends, loans or advances, restrictions on dividends related to the Company’s consolidated subsidiaries represent the least restrictive form of transfer. Therefore, for purposes of computing the restricted net assets of the Company’s consolidated subsidiaries, PHI determined for each consolidated subsidiary the maximum amount that each subsidiary could dividend to the PHI parent company without violating the requirements described above and subtracted this amount from the total net assets of each consolidated subsidiary.

(ii)	your consideration of providing more detailed descriptions of the nature of any restrictions on the ability of consolidated subsidiaries and investments accounted for by the equity method to transfer funds to you in the form of cash dividends, loans or advances pursuant to Rule 4-08(e)(3)(i) of Regulation S-X; and

PHI currently provides the disclosures described above regarding the restrictions on the ability of its consolidated subsidiaries to transfer funds to PHI in the form of cash dividends, loans or advances. While PHI believes that the current disclosures are appropriate, PHI will expand the disclosures in future Form 10-K filings to provide additional detail regarding these restrictions and the aggregate amount of restricted net assets of PHI’s consolidated direct and indirect subsidiaries.

PHI also currently provides its Parent Company condensed financial information in Schedule I as prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X. In future Form 10-K filings, PHI will include within the footnote disclosures of Schedule I the disclosures referenced above under the caption “Dividend Restrictions” in the consolidated financial statements of PHI.

(iii)	your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X.

PHI discloses under the caption “Dividend Restrictions” in Note (12), “Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings Per Share of Common Stock,” to its consolidated financial statements included in the 2013 Form 10-K that its total retained earnings balances at December 31, 2013 and 2012 were free of restrictions. The restricted net assets of PHI’s consolidated subsidiaries did not rise to a level that would restrict the ability of PHI to distribute all of its accumulated or retained earnings.

As noted above, in future Form 10-K filings, PHI will provide disclosure of the amount of restricted net assets of its consolidated direct and indirect subsidiaries.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards Under the EICP, page 38

4.	Please tell us how the amount of the funding pool for the 2013 EICP awards was determined. In this regard, we note your disclosure on page 39 that the amount was calculated using “a formula that measured a portion of our consolidated adjusted net income in excess of budget, subject to a cap.” In addition, if material, please also disclose this information in future filings.

Company Response:

The funding pool for the 2013 award opportunities under the Company’s Amended and Restated Executive Incentive Compensation Plan (the “EICP”) was determined as follows:

•	If the Company’s 2013 consolidated adjusted earnings per share (“EPS”) were below the Company’s budgeted earnings per share ($1.12), the funding pool would have been zero and no 2013 EICP awards would have been paid.
•	The funding pool would initially increase by $1 for each $2 in pre-tax budgeted earnings, to fund up to a total of (1) $20 million of operation and maintenance (“O&M”) expense, which was the aggregate target level of O&M expense attributable to the EICP and non-executive annual incentive plan programs for 2013, and (2) $10 million in additional capitalized costs, for a total funding pool of $30 million.
•	Once the funding pool reached $20 million of O&M expense ($30 million, including capitalized costs), the funding pool would thereafter increase by $3 for each $4 in additional pre-tax earnings, up to a maximum of $30 million in O&M expense and a maximum of $15 million in additional capitalized costs, for a total maximum funding pool of $45 million.

The funding pool allocations described above reflect the Company’s historical allocation of incentive compensation costs between O&M and capital at a ratio of approximately two to one.

The funding pool mechanism was not implemented with respect to 2014 EICP award opportunities. As a result, no such disclosure will be required or presented with respect to such awards. The Company will disclose this information, to the extent applicable and material, in future filings.

5.	For each of the performance and financial criteria used in determining the 2013 EICP award payouts outlined on pages 40-41, please provide the specific goal to be achieved for each criteria, as well as the actual level of achievement with regard to each such goal. To the extent these or other criteria are considered in future award payouts, please also disclose this information in future filings.

Company Response:

The operational and financial performance criteria used in determining the 2013 EICP awards, and the actual level of achievement with regard to each such criterion, were as follows:

2013 EICP – Criteria applicable to Messrs. Rigby, Fitzgerald and Boyle:

	GOALS
	Minimum	Target	Stretch	AIP	Actual	Payout
Financial ($ in millions)	(50%)	(100%)	(150%)	Weight	Results	Percentage

PHI Adjusted Earnings per Share	$1.12	$1.17	$1.18	50%	$1.14	33.9%

Customer Satisfaction & Reliability
Reliability Enhancement Plan Projects	80%	90%	100%	10%	85.9%	8.0%
Results of MSI Survey	72%	74%	76%	10%	73%	7.5%
SAIDI (excludes major events)	179	142	135	10%	141	10.7%
SAIFI (excludes major events)	1.56	1.29	1.23	10%	1.38	8.3%

Employee

Safety
Recordable Injuries (PD)	65	54	46	1.7%	55	0.0	% (1)
Preventable Fleet (PD)	60	50	42	1.7%	45	0.0	% (1)

OSHA Recordable Incident Rate (PES)	3.3	2.1	1.3	1.7%	2.7	0.0	% (1)
Preventable Fleet Incident Rate (PES)	7.5	5.5	3.7	1.6%	3.3	0.0	% (1)

Affirmative Action	80%	95%	98%	3.3%	98%	5.0%

Total Payout Percent				100.0%		73.4%

(1) The safety performance criteria were deemed not to have been met due to an employee fatality in 2013.

2013 EICP – Criteria applicable to Mr. Velazquez:

	GOALS
	Minimum	Target	Stretch	AIP	Actual	Payout
Financial ($ in millions)	(50%)	(100%)	(150%)	Weight	Results	Percentage
PHI Adjusted Earnings per Share	$1.12	$1.17	$1.18	25%	$1.14	16.9%

Operation & Maintenance (T&D)	$860.1	$843.2	$826.3	5%	$847.3	4.4%

Core Capital Spend (excludes LMP)	$1,122.3	$1,068.9	$962.0	10%	$1,128.6	0.0%

Regulatory & Compliance
Regulatory - Rate Case Filing	80%	90%	100%	2%	95%	2.5%
Compliance - NERC Requirements	80%	90%	100%	3%	100%	4.5%

Customer Satisfaction & Reliability
Reliability Enhancement Plan Projects	80%	90%	100%	10%	85.9%	8.0%
Results of MSI Survey	72%	74%	76%	10%	73%	7.5%
SAIDI (excludes major events)	179	142	135	10%	141	10.7%
SAIFI (excludes major events)	1.56	1.29	1.23	10%	1.38	8.3%

Employee
Safety
Recordable Injuries	65	54	46	5%	55	0.0	% (1)
Preventable Fleet	60	50	42	5%	45	0.0	% (1)

Affirmative Action	80%	95%	98%	5%	98%	7.5%

Total Payout Percent				100.0%		70.3%

(1) The safety performance criteria were deemed not to have been met due to an employee fatality in 2013.

2013 EICP – Criteria applicable to Mr. Huffman:

	GOALS
	Minimum	Target	Stretch	AIP	Actual	Payout
Financial ($ in millions)	(50%)	(100%)	(150%)	Weight	Results	Percentage

PHI Adjusted Earnings per Share	$1.12	$1.17	$1.18	47.5%	$1.14	32.2%

ESCO Contract Signings	$27	$30	$33	17.5%	$12.32	0.0%
Gross margin value of energy efficiency and CHP contracts signed during 2013; for O&M contracts, gross margin beyond 2017 (the current 5-year planning horizon) is excluded

Power Plants - Net Income	$(0.9)	$(0.4)	$0.1	15%	$0.5	22.5%
Net income from Power Plants

Retail Energy Wind Down - Net Income	$(4.1)	$(3.4)	$(2.7)	10%	$4.5	15.0%
Net income from Retail Electric and Natural Gas, excludes costs of disposing of the RECs

Employee
Safety
OSHA Recordable Incident Rate	3.3	2.1	1.3	3.4%	2.7	0.0	% (1)
Preventable Fleet Incident Rate	7.5	5.5	3.7	3.3%	3.3	0.0	% (1)

Diversity	90%	95%	100%	3.3%	100%	5.0%
% of PES employees, excluding undergrounding business, who participated in three diversity activities in 2013
				100.0%		74.7%

(1) The safety performance criteria were deemed not to have been met due to an employee fatality in 2013.

The Company will disclose this information, to the extent applicable and material, in future filings.

*****

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2219, Ronald K. Clark, Vice President and Controller, at (202) 872-2249, or Jane K. Storero, Vice President – Corporate Governance and Secretary, at (202) 872-3487.

Sincerely,

/s/ JOSEPH M RIGBY
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer of PHI

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